NEWS RELEASE OTCQB: CPPXF

Continental Partners Up For Malaysian Bids

Jakarta, Indonesia– November 12, 2013 - Continental Energy Corporation (OTCQB: CPPXF) (the “Company”) an emerging international energy company with a long history in oil and gas exploration in Southeast Asia, today announced that it has entered into a 50/50 joint bid arrangement with an established Malaysian partner to evaluate opportunities and present carefully selected bids for new oil and gas production sharing and risk service contracts offered in Malaysia by PETRONAS, the national oil company.

The Company's CEO, Richard L. McAdoo said, "Earlier this year we formed a bid group to pursue Indonesian production sharing contracts with a strong local Indonesian partner. We are now extending that strategy across the border into Malaysia. Continental's years of oil and gas operating experience and technical expertise in the Indonesian portion of Northeast Borneo are now well complemented for expansion into the neighboring Malaysian Borneo states of Sabah and Sarawak. Our combination with the business experience, access to capital and long established local relationships of our Sabah based Malaysian partner should give our joint bids a unique competitive advantage. For competitive risk and confidentiality reasons, we may not be disclosing further details of our bid groups or of any contracts that we decide to pursue.”

On behalf of the Company,

Robert V. Rudman, C.A.

Chief Financial Officer

Source:	Continental Energy Corporation
Media Contacts:	Robert Rudman, CFO, +1-561-779-9202, rrudman@continentalenergy.com
Further Info:	www.continentalenergy.com

No securities regulatory authority has either approved or disapproved the contents of this news release.

Forward Looking Statements

Statements in this news release that are not historical are forward looking statements. Forward looking statements in this news release include the possible presentation of bids for new production sharing or risk service contracts. Many factors may contribute to cause actual results to be substantially different from those contemplated in our forward looking statements. After evaluation of an available area, we may elect not to bid, or if we do bid, our bid is subject to competitive loss or rejection. Even if our bids are successful, we may be unable to profitably commercialize or operate them. Readers should also refer to the risk disclosures outlined in disclosure documents filed by the Company and by other early stage energy companies with the Securities and Exchange Commission available at www.sec.gov. The Company assumes no obligation to update the information in this release.